BRB Foods Inc.

Rua Doutor Eduardo de Souza Aranha

387 – Conjunto 151

São Paulo, SP, Brazil, 04543-121

August 7, 2025

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

Washington, D.C. 20549

Attn: Sarah Sidwell

Re:	BRB Foods Inc. (the “Company”)

Registration Statement on Form S-1

File No. 333-276557 (the “Registration Statement”)

Ladies and Gentlemen:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective as of 4:00 p.m. (Eastern Time) on August 11, 2025, or as soon thereafter as practicable.

Please contact Mitchell L. Lampert, Esq. of Robinson & Cole LLP, U.S. securities law counsel of the Company, at (203) 462-7559, to provide notice of effectiveness, or if you have any questions or concerns regarding the foregoing.

Very truly yours, BRB Foods Inc.

By:	/s/ Paulo R. Bonifacio
Name:	Paulo R. Bonifacio
Title:	Chief Executive Officer

cc: Mitchell L. Lampert, Esq.